

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2019

Daniel Solomita
Chief Executive Officer
Loop Industries, Inc.
480 Fernand-Poitras
Terrebonne, Québec, Canada, J6Y 1Y4

   Re: Loop Industries, Inc.
     Registration Statement on Form S-3
     Filed October 8, 2019
     File No. 333-234133

Dear Mr. Solomita:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ada D. Sarmento at 202-551-3798 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Megan J. Baier, Esq.